UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

(Amendment No. 6)

Innoveren Scientific, Inc. (f/k/a H-Cyte, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404124307

(CUSIP Number)

FWHC Holdings, LLC

Attn: J. Rex Farrior, III

1306 W Kennedy Blvd

Tampa, Florida 33606

(813) 251-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A PreferredStock outstanding as of January 31, 2024.

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOA Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A Preferred Stock outstanding as of January 31, 2024.

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Rex Farrior, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A Preferred Stock outstanding as of January 31, 2024.

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A Preferred Stock outstanding as of January 31, 2024.

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd R. Wagner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A Preferred Stock outstanding as of January 31, 2024.

CUSIP No. 404124307

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge Friends, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,273
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,273
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.38%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 1,740,057 shares of Common Stock outstanding and underlying Series A Preferred Stock outstanding as of January 31, 2024.

CUSIP No. 404124307

Amendment No. 6 to Statement on Schedule 13D

This Amendment No. 6 to Statement on Schedule 13D (this “Amendment No. 6”) amends the Statement on Schedule 13D of FWHC Holdings, LLC, HOA Capital, LLC and J. Rex Farrior, III filed with the Securities and Exchange Commission on February 25, 2020, as amended by Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on April 17, 2020 by FWHC Holdings, LLC, HOA Capital, LLC, J. Rex Farrior, III, FWHC Bridge, LLC, Todd R. Wagner and FWHC Bridge Friends, LLC (collectively, the “Reporting Persons”), as amended by Amendment No. 2 to Statement on Schedule 13D filed with the Securities and Exchange Commission on July 6, 2020 by the Reporting Persons, as amended by Amendment No. 3 to Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2020 by the Reporting Persons, as amended by Amendment No. 4 to Statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2021 by the Reporting Persons, as amended by Amendment No. 5 to Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2022 by the Reporting Persons (as amended, the “Statement”), to reflect the conversion of shares of Series A Preferred Stock held by certain Reporting Persons to shares of Common Stock and the change in beneficial ownership percentage resulting from the Issuer’s conversion of notes held by third parties into shares of Common Stock.

Except as specifically amended by this Amendment No. 6, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 6 shall have the meanings given to them in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the disclosure below. In addition, all amounts relating to Common Stock appearing in the Statement’s Item 4 shall be deemed adjusted to reflect the 1 for 1,000 reverse split of Common Stock in 2022.

Effective February 22, 2022, FWHC Bridge, LLC (with respect to $1,936,893 in principal amount) and FWHC Bridge Friends, LLC (with respect to $32,282 in principal amount) entered into a debt conversion agreement with the Issuer, which was amended and restated effective in April, 2022. Pursuant to the amended and restated agreement, notes purchased in 2021 were amended to (1) extend the maturity date, (2) permit the Issuer to issue additional unsecured and subordinated notes in the aggregate principal amount of $500,000, and (3) provide that if the amended notes were not paid in full on or before the closing of a qualified financing, the entire principal balance of such notes together with accrued and unpaid interest thereon would automatically convert into fully paid and non-assessable shares of the series of capital stock issued in such qualified financing at a price equal to the lesser of $0.002 per share and the price per share paid by investors in such qualified financing, subject to anti-dilution adjustments. The agreement defined “qualified financing” as a financing with the principal purpose of raising capital and at a pre-money valuation of at least $20 million with aggregate gross cash proceeds to the Issuer of at least $8 million, so long as prior to such financing a specified acquisition shall have occurred. The amended and restated debt conversion agreement provided for certain milestone payments to the noteholders, or, in certain circumstances, royalty payments based on the Issuer’s net sales.

CUSIP No. 404124307

On January 16, 2024, 13,168,000 shares of Series A Preferred Stock held by FWHC Bridge Friends, LLC converted into 13,168 shares of Common Stock and 303,107,000 shares of Series A Preferred Stock held by FWHC Bridge, LLC converted into 303,107 shares of Common Stock.

As of the date of this Amendment No. 6, the Reporting Persons beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in the aggregate 697,273 shares of Common Stock, which represents a beneficial ownership percentage of 34.38%.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ respective businesses, financial positions, strategic directions and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may in the future engage in transactions that may make the Common Stock eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act, acquire or cause their respective affiliates to acquire additional shares of capital stock of the Issuer, dispose of some or all of their securities, or continue to hold the securities (or any combination or derivative thereof).

Except as set forth in the Statement, as amended hereby, or as would occur upon completion of any of the matters discussed therein or herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 404124307

Item 5.	Interest in Securities of the Issuer.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b)       The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, or (iii) shared power to vote or direct the vote or dispose or direct disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
FWHC Holdings, LLC	0	0	697,273
HOA Capital LLC	0	0	697,273
J. Rex Farrior	0	0	697,273
FWHC Bridge, LLC	0	0	697,273
Todd R. Wagner	0	0	697,273
FWHC Bridge Friends, LLC	0	0	697,273

CUSIP No. 404124307

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024	FWHC Holdings, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager
FWHC Bridge Friends, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager HOA Capital LLC
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager
/s/ J. Rex Farrior, III J. REX FARRIOR, III

FWHC Bridge, LLC
By: /s/ Todd R. Wagner Name: Todd R. Wagner Title: Manager
/s/ Todd R. Wagner TODD R. WAGNER